UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ProMIS Neurosciences Inc.

(Name of Issuer)

Common Stock, No Par Value Per Share

(Title of Class of Securities)

74346M406

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Jeremy M. Sclar
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,970,827
	6.	SHARED VOTING POWER 4,401,570
	7.	SOLE DISPOSITIVE POWER 1,970,827
	8.	SHARED DISPOSITIVE POWER 4,401,570

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,372,397
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.1%
12.	TYPE OF REPORTING PERSON (see instructions) IN

1.	NAMES OF REPORTING PERSONS Crocker Mountain LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Maine

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,905,827
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,905,827
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,905,827
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12.	TYPE OF REPORTING PERSON (see instructions) OO

1.	NAMES OF REPORTING PERSONS Jeremy M. Sclar 2012 Irrevocable Family Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,401,570
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,401,570

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,401,570
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.5%
12.	TYPE OF REPORTING PERSON (see instructions) OO

Schedule 13G

Explanatory Note:

This Amendment No. 3 to Schedule 13G is filed jointly on behalf of Jeremy M. Sclar, Crocker Mountain LLC, a Maine limited liability company (“Crocker Mountain”), and the Jeremy M. Sclar 2012 Irrevocable Family Trust (the “JS Trust,” and collectively with Mr. Sclar and Crocker Mountain, the “Reporting Persons”), pursuant to Rule 13d-1(c). Prior to the effective date of the registration of the Issuer’s common shares, no par value per share (“Common Shares”), pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, in July of 2022, (i) Mr. Sclar acquired 65,000 Common Shares, which appear to represent approximately 3,900,000 Common Shares prior to a 60:1 stock split (the “Stock Split”) of the Issuer that occurred in June 2022, (ii) Crocker Mountain acquired (a) 20,449,980 Common Shares, representing 340,833 Common Shares following the Stock Split, (b) 9,000,000 Series 1 Preferred Shares (“Series 1 Preferred Shares”) of the Issuer, each initially convertible into one Common Share in accordance with the terms of the Series 1 Preferred Shares and, as a result of the Stock Split, became convertible into an aggregate of 150,000 Common Shares and (c) 5,112,480 warrants to purchase Common Shares, representing 85,208 warrants to purchase Common Shares following the Stock Split, each exercisable to purchase one Common Share and (iii) the JS Trust acquired 9,000,000 Series 1 Preferred Shares, each initially convertible into one Common Share in accordance with the terms of the Series 1 Preferred Shares and, as a result of the Stock Split, became convertible into an aggregate of 150,000 Common Shares.

On October 11, 2022, the JS Trust acquired 104,869 Common Shares and 26,217 warrants, each exercisable to purchase one Common Share, in a private placement conducted by the Issuer. On August 24, 2023, Crocker Mountain and JS Trust acquired 664,893 and 664,894 common share units, respectively, each consisting of one Common Share and one warrant to purchase one Common Share (the “August 2023 Warrants”), in a private placement conducted by the Issuer. The August 2023 Warrants have an exercise price of $1.75 per whole warrant, are currently exercisable and expire February 24, 2029.

On December 4, 2023, the Issuer entered into a Share Exchange Agreement with the holders of the Issuer’s Series 1 Preferred Shares, pursuant to which the Series 1 Preferred Shares were exchanged for a new class of Series 2 convertible preferred shares (the “Series 2 Preferred Shares”), effected on a 60:1 basis to reflect the Stock Split, such that the Series 1 Preferred Shares held by Crocker Mountain were exchanged for 150,000 Series 2 Preferred Shares (the “CM Series 2 Preferred Shares”) and the Series 1 Preferred Shares held by the JS Trust were exchanged for 150,000 Series 2 Preferred Shares (the “JS Trust Series 2 Preferred Shares”), each convertible into one Common Share in accordance with the terms of the Series 2 Preferred Shares.

On July 31, 2024, the JS Trust acquired 697,674 units, each consisting of (A) one Common Share (the “JS Trust July 2024 Common Shares”), (B) one Tranche A Common Share purchase warrant (the “JS Trust July 2024 Tranche A Warrants”), (C) one Tranche B Common Share purchase warrant (the “JS Trust July 2024 Tranche B Warrants”) and (D) one Tranche C Common Share purchase warrant (the “JS Trust July 2024 Tranche C Warrants”), in a private placement (the “JS Trust July 2024 Offering”) conducted by the Issuer. Upon the closing of the July 2024 Offering, which was a cumulative qualified equity financing in excess of $14 million, the Series 2 Preferred Shares involuntarily converted into Common Shares at a 1:1 ratio, such that the CM Series 2 Preferred Share converted into 150,000 Common Shares (the “CM Conversion Shares”) and the JS Trust Series 2 Preferred Share converted into 150,000 Common Shares (the “JS Trust Conversion Shares”).

The JS Trust July 2024 Tranche A Warrants have an exercise price of $2.02 per warrant share, are currently exercisable, and expire on the earlier of (1) 18 months and (2) within 60 days of the public announcement via press release or the filing of a Current Report on Form 8-K of 6-month data from the cohorts treated with single ascending doses of PMN310.

The JS Trust July 2024 Tranche B Warrants have an exercise price of $2.02 per warrant share, are currently exercisable, and expire on the earlier of (x) 30 months and (y) within 60 days of the public announcement via press release or the filing of a Current Report on Form 8-K of 12-month data from the cohorts treated with single ascending doses of PMN310.

The JS Trust July 2024 Tranche C Warrants have an exercise price of $2.50 per warrant share, are currently exercisable and expire July 31, 2029.

The acquisition of the JS Trust July 2024 Common Shares, the CM Conversion Shares and the JS Trust Conversion Shares and the Common Shares underlying the JS Trust July 2024 Tranche A Warrants, the JS Trust July 2024 Tranche B Warrants and the JS Trust July 2024 Tranche C Warrants being deemed beneficially owned by Mr. Sclar due to the JS Trust July 2024 Tranche A Warrants, the JS Trust July 2024 Tranche B Warrants and the JS Trust July 2024 Tranche C Warrants being currently exercisable, when added to all other acquisitions of securities of the same class during the 12 months immediately preceding the date of such acquisition, aggregates to greater than two percent (2%) of the class of such securities. However, such acquisition was not done with any purpose, or with the effect of changing the control or influencing the control of the Issuer, or in connection with or as a participant in any transactions having that purpose or effect. Accordingly, the Reporting Persons are filing this Amendment No. 2 to Schedule 13G pursuant to Rule 13d-1(c).

Item 1.

(a)	Name of Issuer

The name of the Issuer is ProMIS Neurosciences Inc.

(b)	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Issuer are located at Suite 200, 1920 Yonge Street, Toronto, Ontario.

Item 2.

(a)	Name of Person Filing

This statement is filed by the Reporting Persons.

(b)	Address of the Principal Office or, if none, residence

The address of the Reporting Persons is 33 Boylston Street, Suite 3000, Chestnut Hill, MA 02467.

(c)	Citizenship

Mr. Sclar is a citizen of the United States of America. Crocker Mountain is a Maine limited liability company. The JS Trust is a trust formed under a trust instrument governed by the laws of the Commonwealth of Massachusetts.

(d)	Title of Class of Securities

The Schedule 13G statement relates to Common Shares of the Issuer.

(e)	CUSIP Number

The CUSIP number for the Common Stock is 74346M406.

Item 3.

If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o):

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not Applicable. See Explanatory Note above.

Item 4. Ownership

A.	Jeremy M. Sclar

(i)	Mr. Sclar may be deemed the beneficial owner of 6,372,397 Common Shares, consisting of (a) 65,000 Common Shares owned by Mr. Sclar individually, (b) 1,005,726 Common Shares (the “CM Common Shares”) owned by Crocker Mountain, 150,000 CM Conversion Shares, , 85,208 Common Shares underlying warrants (the “Initial CM Warrants”) owned by Crocker Mountain to purchase Common Shares, which are currently exercisable and 664,893 Common Shares underlying the August 2023 Warrants owned by Crocker Mountain (the “CM August 2023 Warrants”) to purchase Common Shares, which are currently exercisable and (c) 150,000 JS Trust Conversion Shares, 1,467,437 Common Shares (the “JS Trust Common Shares”) owned by the JS Trust, 26,217 Common Shares underlying warrants (the “JS Trust October 2022 Warrants”) owned by the JS Trust to purchase Common Shares, which are currently exercisable, 664,894 Common Shares underlying the August 2023 Warrants owned by the JS Trust (the “JS Trust August 2023 Warrants”) to purchase Common Shares, which are currently exercisable, 697,674 Common Shares underlying the July 2024 Tranche A Warrants, which are currently exercisable, 697,674 Common Shares underlying the July 2024 Tranche B Warrants, which are currently exercisable and 697,674 Common Shares underlying the July 2024 Tranche C Warrants, which are currently exercisable. Mr. Sclar is the sole manager of Crocker Mountain and Mr. Sclar’s spouse is one of the trustees of the JS Trust.

(ii)	Mr. Sclar may be deemed the beneficial owner of approximately 19.1% of the Common Shares outstanding. The percentage of beneficial ownership is based upon 29,885,452 Common Shares outstanding as of August 26, 2024, plus the Common Shares underlying the Initial CM Warrants, the Common Shares underlying the CM August 2023 Warrants, the Common Shares underlying the JS Trust October 2022 Warrants, the Common Shares underlying the JS Trust August 2023 Warrants, the Common Shares underlying the JS Trust July 2024 Tranche A Warrants, the Common Shares underlying the JS Trust July 2024 Tranche B Warrants and the JS Trust July 2024 Tranche C Warrants.

(iii)	Number of Common Shares to which such person has:

i.	Sole power to vote or to direct the vote: 1,970,827

ii.	Shared power to vote or to direct the vote: 4,401,570

iii.	Sole power to dispose or to direct the disposition of: 1,970,827

iv.	Shared power to dispose or to direct the disposition of: 4,401,570

B.	Crocker Mountain

(i)	Crocker Mountain may be deemed to be the beneficial owner of 1,905,827 Common Shares, consisting of the CM Common Shares, the CM Conversion Shares, the Common Shares underlying the Initial CM Warrants and the Common Shares underlying the CM August 2023 Warrants.

(ii)	Crocker Mountain may be deemed the beneficial owner of approximately 6.2% of the Common Shares outstanding. The percentage of beneficial ownership is based upon 29,885,452 Common Shares outstanding as of August 26, 2024, plus the Common Shares underlying the Initial CM Warrants and the Common Shares underlying the CM August 2023 Warrants.

(iii)	Number of Common Shares to which such person has:

i.	Sole power to vote or to direct the vote: 1,905,827

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 1,905,827

iv.	Shared power to dispose or to direct the disposition of: 0

C.	JS Trust

(i)	The JS Trust may be deemed to be the beneficial owner of 4,401,570 Common Shares, consisting of the JS Trust Conversion Shares, the JS Trust Common Shares, the Common Shares underlying the JS Trust October 2022 Warrants, the Common Shares underlying the JS Trust August 2023 Warrants, the Common Shares underlying the JS Trust July 2024 Tranche A Warrants, the Common Shares underlying the JS Trust July 2024 Tranche B Warrants and the JS Trust July 2024 Tranche C Warrants.

(ii)	The JS Trust may be deemed the beneficial owner of approximately 13.5% of the Common Shares outstanding. The percentage of beneficial ownership is based upon 29,885,452 Common Shares outstanding as of August 26, 2024, plus the Common Shares underlying the JS Trust October 2022 Warrants, the Common Shares underlying the JS Trust August 2023 Warrants, the Common Shares underlying the JS Trust July 2024 Tranche A Warrants, the Common Shares underlying the JS Trust July 2024 Tranche B Warrants and the JS Trust July 2024 Tranche C Warrants.

(iii)	Number of Common Shares to which such person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 4,401,570

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 4,401,570

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A attached hereto.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2024

/s/ Jeremy M. Sclar
JEREMY M. SCLAR

CROCKER MOUNTAIN LLC

By:	/s/ Jeremy M. Sclar
Name: Jeremy M. Sclar
Title: Manager

JEREMY M. SCLAR 2012 IRREVOCABLE FAMILY TRUST

By:	/s/ Richard A. Marks
Name: Richard A. Marks
Title: Trustee